SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 16, 2007, of Convertible Bond

CONVERTIBLE BOND

Pursuant to a circular dated 8 July 2003 entitled "Scottish Power Finance
(Jersey) Ltd, US $700,000,000 4 per cent Step-Up Subordinated Guaranteed
Convertible Bonds"; Scottish Power plc ("the Company") hereby notifies under LR
9.6.4(1) to 9.6.4(3) that on 11 April 2007 a conversion notice over $110,000 bonds was received which resulted in the issue of 14,429 ordinary shares of 42p in Scottish Power plc on 16 April 2007.

The resultant issued share capital of Scottish Power plc is 1,489,523,674 ordinary shares of 42p.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 16, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary